

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

Via E-mail
Michael W. Mahler
President and Chief Executive Officer
First Federal of Northern Michigan Bancorp, Inc.
100 South Second Avenue
Alpena, MI 49707

> **Re:** **First Federal of Northern Michigan Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 10, 2014**
> **File No. 333-195189**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 19, 2014**
> **File No. 000-31957**

Dear Mr. Mahler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

2. Please provide the board books to the staff.

Cover Page

3. Revise to provide the maximum number of shares that will be issued in connection with the merger.

4. Please include the valuation as of a more recent date to when you mail.

5. Please confirm that the consideration is only "subject to adjustment" as described in Section 2.04(d) of the Merger Agreement. If there are other situations that would cause adjustment, please refer to those specifically on the cover page.

Summary

Interests of Certain Persons in the Merger that are Different from Yours, page 5

6. We note your disclosure that four Alpena Banking Corporation directors will be appointed to your board and that Messrs. Kus and Garber will serve as executive officers. Please revise to provide the information required by Item 18(a)(7) of Form S-4.

7. Revise to state the cash value of the 10,500 restricted shares of Alpena that will vest for Mr. Kus.

Risk Factors

We have a high concentration of loans secured by real estate…, page 11

8. Revise to include specific information on the economic conditions of your market area as it compares to the state and national averages.

New regulations could restrict our ability to originate and sell mortgage loans, page 15

9. It is not clear why this is a specific risk to your company. Please revise to disclose in which of these products and practices your company currently engages and the extent of such engagement.

Unaudited Pro Forma Combined Consolidated Financial Information Relating to the Merger, page 18

10. In Note C you disclose that "Individual loan files were reviewed extensively by management to determine an overall credit mark on outstanding loans". Please tell us and revise to disclose if you identified any loan as purchased credit impaired based on the guidance in ASC 310-30, and if so the related dollar amount of loans identified.

11. Please revise to include the purchase price allocation required by ASC 805-10-10.

Alpena Banking Corporation's Background of the Merger, page 31

12. Expand your discussion to further describe the negotiations that took place regarding the terms of the Merger Agreement, including the consideration to be paid. Revise to make similar changes on page 45.

Opinion of Alpena Banking Corporation's Financial Advisor, page 36

13. Revise to state whether Alpena paid any other fees to RP Financial over the past two years, and whether any material relationship existed during that time period prior to Alpena retaining RP Financial in September 2013. Make similar changes to your disclosure regarding your relationship with Austin Associates.

Comparison of Rights of Stockholders, page 76

14. Revise to delete the statement that the summary discusses "some of" the material differences between the current rights of shareholders. All material differences should be disclosed.

Information with Regard to First Federal Bancorp

Executive Compensation, page 94

15. We note your disclosure that the table sets forth your two most highly compensated executive officers other than Mr. Mahler. Please revise to include a third named executive officer to the table, or revise your disclosure if you do not have a third officer for whom disclosure is required under Item 402(m)(2) of Regulation S-K.

16. We note that Mr. Mahler receives fees for his service as a member of the board of directors. Please explain the rationale for providing such compensation in addition to the compensation he receives as CEO.

Transactions with Related Persons, page 101

17. Please confirm that by "other borrowers" in the representations included in this section, you mean "other persons not related to" you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will revise this representation in future filings.

Exhibit 8

18. Please file an executed tax opinion with your next amendment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 13. Fair Value Measurements

19. Please tell us and revise to disclose if you use third party appraisals and how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bill Schroeder at (202) 551-3294 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
       Steve Lanter
       Luse Gorman Pomerenk & Schick